Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                           February-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Feb-01
Current Calculation Date        9-Feb-01
Previous Payment Date           16-Jan-01
Previous Calculation Date       9-Jan-01
------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------
                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                    Calculation Date
                                   9-Jan-01                                        9-Feb-01
------------------------------------------------------------------------------------------------
Expense Account                    6,852,246.55    1,044,184.42  (2,487,773.57)    5,408,657.40
Collection Account               101,705,875.15   17,520,599.87 (14,856,951.47)  104,369,523.55
Aircraft Purchase Account         35,574,542.00      179,361.89 (35,753,903.89)               -

 - Liquidity Reserve cash balance 84,716,609.00                              -    86,582,761.00
------------------------------------------------------------------------------------------------
Total                            144,132,663.70   18,744,146.18 (53,098,628.93)  109,778,180.95
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                      35,574,542.00
Interest Income                                                                      179,361.89
Aircraft Purchase Payments                                                       (35,574,542.00)
Economic Swap Payments                                                              (179,361.89)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                        0.00
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       6,852,246.55
Transfer from Collection Account on previous Payment Date                          1,015,428.09
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Interest Income                                                                       28,756.33
Balance on current Calculation Date
 - Payments on previous payment date                                                (823,338.65)
 - Interim payments                                                                           -
 - Other                                                                          (1,664,434.92)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                5,408,657.40
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     101,705,875.15
Collections during period                                                         17,520,599.87
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                          (881,590.76)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                          (133,837.33)
Aggregate Note Payments on previous Payment Date                                 (13,841,523.38)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                              104,369,523.55
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              21,582,761.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         86,582,761.00
                                                                               -----------------
------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Feb-01
Current Calculation Date               9-Feb-01
Previous Payment Date                  16-Jan-01
Previous Calculation Date              9-Jan-01
----------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                        109,778,180.95
Liquidity Reserve Amount                                                                         (86,582,761.00)
                                                                                              ------------------
Available Collections                                                                             23,195,419.95
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,600,000.00
(II) a)      Class A Interest but excluding Step-up                                                5,110,925.36
     b)      Swap Payments other than subordinated swap payments                                     661,467.08
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        844,419.17
(vi)         Class B Minimum principal payment                                                       125,749.94
(vii)        Class C Interest                                                                      1,033,220.01
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     56,582,761.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             606,740.26
(xiv)        Class C Scheduled principal                                                             131,325.01
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,373,239.79
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         109,778,180.95
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         86,582,761.00
                                                                                              ------------------
                                                                                                  23,195,419.95
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                 15-Feb-01
Current Calculation Date             9-Feb-01
Previous Payment Date                16-Jan-01
Previous Calculation Date            9-Jan-01
------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
----------------------------------------------------------------------------------------------------
                                        Subclass          Subclass       Subclass         Total
Floating Rate Notes                        A-2               A-3            A-4          Class A
----------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.88250%         5.88250%        5.88250%
Applicable Margin                           0.3200%          0.4600%         0.5200%
Applicable Interest Rate                   6.20250%         6.34250%        6.40250%
Day Count                                   Act/360          Act/360         Act/360
Actual Number of Days                            30               30              30
Interest Amount Payable                  980,369.83     2,986,260.42    1,144,295.11
Step-up Interest Amount Payable             NA              NA             NA
----------------------------------------------------------------------------------------------------
Total Interest Paid                      980,369.83     2,986,260.42    1,144,295.11    5,110,925.36
----------------------------------------------------------------------------------------------------

Expected Final Payment Date              15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                 17-Aug-98       15-Feb-06       15-Aug-00

----------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance 189,672,518.10  565,000,000.00  214,471,555.94  969,144,074.04
----------------------------------------------------------------------------------------------------
Extended Pool Factors                         75.55%         100.00%         100.00%
Pool Factors                                  66.84%         100.00%          90.50%
----------------------------------------------------------------------------------------------------
Minimum Principal Payment                          -               -               -               -
Scheduled Principal Payment                        -               -               -               -
Supplemental Principal Payment          2,147,924.98               -    4,225,314.81    6,373,239.79
----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount     2,147,924.98               -    4,225,314.81    6,373,239.79
----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                    -
- amount allocable to premium

----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 187,524,593.12  565,000,000.00  210,246,241.13  962,770,834.25
----------------------------------------------------------------------------------------------------



5. Payments on the Notes by Subclass (continued)

----------------------------------------------------------------------------------
                                        Subclass       Subclass        Total
Floating Rate Notes                       B-1             B-2         Class B
----------------------------------------------------------------------------------
Applicable LIBOR                          5.88250%        5.88250%
Applicable Margin                          0.6000%         1.0500%
Applicable Interest Rate                  6.48250%        6.93250%
Day Count                                  Act/360         Act/360
Actual Number of Days                           30              30
Interest Amount Payable                 393,945.43      450,473.74
Step-up Interest Amount Payable            NA              NA
----------------------------------------------------------------------------------
Total Interest Paid                     393,945.43    450,473.74        844,419.17
----------------------------------------------------------------------------------

Expected Final Payment Date              15-Jul-13     15-Jul-08
Excess Amortisation Date                 17-Aug-98     15-Aug-00
----------------------------------------------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 72,924,723.53  77,975,980.92  150,900,704.45
----------------------------------------------------------------------------------
Extended Pool Factors                       93.13%         100.00%
Pool Factors                                87.83%          99.81%
----------------------------------------------------------------------------------
Minimum Principal Payment                60,770.29       64,979.65      125,749.94
Scheduled Principal Payment             293,215.10      313,525.16      606,740.26
Supplemental Principal Payment                   -               -             -
----------------------------------------------------------------------------------
Total Principal Distribution Amount     353,985.39      378,504.81      732,490.20
----------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium

----------------------------------------------------------------------------------
Closing Outstanding Principal
Balance                              72,570,738.14   77,597,476.11  150,168,214.25
----------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

----------------------------------------------------------------------------------
                                       Subclass       Subclass        Total
Floating Rate Notes                       C-1            C-2         Class C
----------------------------------------------------------------------------------
Applicable LIBOR                           5.88250%       5.88250%
Applicable Margin                           1.3500%        2.0500%
Applicable Interest Rate                   7.23250%       7.93250%
Day Count                                   Act/360        Act/360
Actual Number of Days                            30             30
Interest Amount Payable                  505,064.96     528,155.05
Step-up Interest Amount Payable             NA             NA
----------------------------------------------------------------------------------
Total Interest Paid                      505,064.96     528,155.05   1,033,220.01
----------------------------------------------------------------------------------

Expected Final Payment Date             15-Jul-13     15-Jun-08
Excess Amortisation Date                17-Aug-98     15-Aug-00
----------------------------------------------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 83,799,232.50  79,897,391.97  163,696,624.47
----------------------------------------------------------------------------------
Extended Pool Factors                        99.94%        100.00%
Pool Factors                                 98.22%         99.77%
----------------------------------------------------------------------------------
Minimum Principal Payment                         -              -              -
Scheduled Principal Payment               91,195.96      40,129.05     131,325.01
Supplemental Principal Payment                    -              -              -
----------------------------------------------------------------------------------
Total Principal Distribution Amount       91,195.96      40,129.05     131,325.01
----------------------------------------------------------------------------------
Redemption Amount                                 -              -
- amount allocable to principal                   -              -
- amount allocable to premium                     -              -
----------------------------------------------------------------------------------
Closing Outstanding Principal Balance 83,708,036.54  79,857,262.92  163,565,299.46
----------------------------------------------------------------------------------


-----------------------------------------------------
Fixed Rate Notes                           D-2
-----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
-----------------------------------------------------
Total Interest Paid                       708,333.33
-----------------------------------------------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
-----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
-----------------------------------------------------
Extended Amount                                  -
Expected Pool Factor Amount                      -
Surplus Amortisation
-----------------------------------------------------
Total Principal Distribution Amount              -
-----------------------------------------------------
Redemption Amount                                -
- amount allocable to principal                  -
                                     --------------
- amount allocable to premium                    -
-----------------------------------------------------
Closing Outstanding Principal
Balance                              100,000,000.00
-----------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                      15-Feb-01
Current Calculation Date                   9-Feb-01
Previous Payment Date                     16-Jan-01
Previous Calculation Date                  9-Jan-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Feb-01
End of Interest Accrual Period            15-Mar-01
Reference Date                            13-Feb-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.56875%    5.56875%    5.56875%   5.56875%    5.56875%     5.56875%   5.56875%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    5.8888%     6.0288%     6.0888%    6.1688%     6.6188%      6.9188%    7.6188%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------
----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance    189,672.52  565,000.00  214,471.56  72,924.72   77,975.98    83,799.23  79,897.39
Total Principal Payments                   2,147.92           -    4,225.31     353.99      378.50        91.20      40.13
Closing Outstanding Principal Balance    187,524.59  565,000.00  210,246.24  72,570.74   77,597.48    83,708.04  79,857.26

Total Interest                               980.37    2,986.26    1,144.30     393.95      450.47       505.06     528.16
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

----------------------------------------------------